FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                 For the period of 1 March 2005 to 31 May 2005

                           GRANITE MASTER ISSUER PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                       GRANITE FINANCE FUNDING 2 LIMITED
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                    GRANITE MASTER ISSUER PLC

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By:  /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date:  July 14, 2005

                                    GRANITE FINANCE FUNDING 2
                                    LIMITED

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By: /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date:  July 14, 2005

                                    GRANITE FINANCE TRUSTEES
                                    LIMITED

                                    By:

                                    By: /s/ Daniel Le Blancq
                                        --------------------------------------
                                    Name:   Daniel Le Blancq
                                    Title:  Director

Date:  July 14, 2005

INVESTORS' QUARTERLY REPORT
---------------------------
GRANITE MASTER ISSUER PLC
-------------------------
Quarterly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Finace Trustees Limited, Granite Finance Funding Limited and Granite Finance Funding 2 Limited Period 1 March 2005 - 31 May 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                      319,549

Current Balance - Trust Mortgage Assets          (GBP)30,055,265,253

Current Balance - Trust Cash and other Assets     (GBP)1,541,513,562

Last Months Closing Trust Assets                 (GBP)32,841,418,990

Funding share                                    (GBP)18,607,050,762

Funding 2 share                                  (GBP)8,237,517,977

Funding and Funding 2 share                      (GBP)26,844,568,739

Funding and Funding 2 Share Percentage                 84.96%

Seller Share*                                     (GBP)4,752,210,076

Seller Share Percentage                                15.04%

Minimum Seller Share (Amount)*                    (GBP)1,962,886,398

Minimum Seller Share (% of Total)                       6.21%

Excess Spread last quarter annualised (% of Total)      0.45%
---------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------
                  Number       Principal (GBP)  Arrears (GBP)  By Principal (%)

< 1 Month         313,877      29,511,869,773        0               98.19%

> = 1 < 3 Months   4,713         457,511,699     4,074,877            1.52%

> = 3 < 6 Months    750           69,506,259     1,563,607            0.23%

> = 6 < 9 Months    191           14,941,786       616,366            0.05%

> = 9 < 12 Months   15             1,234,552        73,726            0.00%

> = 12 Months        3              201,184         26,383            0.00%

Total             319,549      30,055,265,253    6,354,959          100.00%
-------------------------------------------------------------------------------

Properties in Possession

---------------------------------------------------------------------
                        Number       Principal (GBP)  Arrears (GBP)

Total (since inception)  451           31,104,592     1,527,244
---------------------------------------------------------------------

---------------------------------------------------------------------
Properties in Possession                                168

Number Brought Forward                                  102

Repossessed (Current Month)                             66

Sold (since inception)                                  283

Sold (current month)                                    41

Sale Price/Last Loan Valuation                         1.05

Average Time from Possession to Sale (days)             134

Average Arrears at Sale                            (GBP)3,130

Average Principal Loss (Since inception)*           (GBP)331

Average Principal Loss (current month)**           (GBP)1,302

MIG Claims Submitted                                    7

MIG Claims Outstanding                                  0

Average Time from Claim to Payment                      41
---------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                                 Number         Principal (GBP)

Substituted this period                            0               (GBP)0

Substituted to date (since 26 March 2001)       631,014    (GBP)56,601,148,674
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                                                  % of CPR

Current Month % of CPR - Removals*                                  51.90%

Previous Month % of CPR - Removals*                                 60.70%

Current Month % of CPR - Non-Removals**                             48.10%

Previous Month % of CPR - Non-Removals**                            39.30%
-------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

-------------------------------------------------------------------------------
                                                  Monthly        Annualised

Current Month CPR Rate - Total                     4.85%           44.95%

Previous Month CPR Rate - Total                    4.91%           45.31%
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                       23.81

Weighted Average Remaining Term (by value) Years                   20.81

Average Loan Size                                              (GBP)94,055

Weighted Average LTV (by value)                                    75.18%

Weighted Average Indexed LTV (by value)                            68.11%

Non Verified (by value)                                            41.10%
-------------------------------------------------------------------------------


Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                            50.56%

Together (by balance)                                              22.21%

Capped (by balance)                                                 0.56%

Variable (by balance)                                              23.07%

Tracker (by balance)                                                3.60%

Total                                                              100.0%
-------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------
                  Number        % of Total      Value (GBP)          % of Total

East Anglia        6,303           1.97%          599,551,298            1.99%

East Midlands     22,436           7.02%         1,914,126,232           6.37%

Greater London    38,353          12.00%         5,852,521,657          19.47%

North             33,677          10.54%         2,097,072,321           6.98%

North West        42,572          13.32%         3,246,181,283          10.80%

Scotland          41,830          13.09%         2,867,210,248           9.54%

South East        47,241          14.78%         6,061,773,040          20.17%

South West        20,430           6.39%         2,161,097,434           7.19%

Wales             13,193           4.13%         1,007,909,429           3.35%

West Midlands     20,903           6.54%         1,859,534,455           6.19%

Yorkshire         32,611          10.21%         2,388,287,857           7.95%

Total             319,549          100%         30,055,265,253            100%
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LTV Levels Breakdown

-------------------------------------------------------------------------------
                                Number         Value (GBP)          % of Total

0% < 25%                          11,695          452,618,246           1.51%

> = 25% < 50%                     38,613         2,915,864,771          9.70%

> = 50% < 55%                     12,237         1,122,724,236          3.74%

> = 55% < 60%                     13,281         1,286,805,976          4.28%

> = 60% < 65%                     15,381         1,572,868,311          5.23%

> = 65% < 70%                     18,691         1,917,212,530          6.38%

> = 70% < 75%                     24,375         2,552,877,900          8.49%

> = 75% < 80%                     24,639         2,841,291,777          9.45%

> = 80% < 85%                     40,479         4,464,927,503         14.86%

> = 85% < 90%                     38,384         3,886,169,597         12.93%

> = 90% < 95%                     57,890         4,938,384,652         16.43%

> = 95% < 100%                    23,325         2,062,896,180          6.86%

> = 100%                            559            40,623,573           0.14%

Total                            319,549        30,055,265,253         100.0%
-------------------------------------------------------------------------------

Repayment Method

-------------------------------------------------------------------------------
                                  Number          Value (GBP)         % of Total

Endowment                         22,617         1,737,826,424          5.78%

Interest Only                     57,192         8,338,496,627         27.74%

Pension Policy                      548           55,400,724            0.18%

Personal Equity Plan                983           73,417,509            0.24%

Repayment                         238,209       19,850,123,968         66.05%

Total                             319,549       30,055,265,253        100.00%
-------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------
                                  Number         Value (GBP)         % of Total

Full Time                         278,206       24,660,263,930          82.05%

Part Time                          4,150          271,054,838            0.90%

Retired                             447           14,001,056             0.05%

Self Employed                     33,656         4,955,774,062          16.49%

Other                              3,090          154,171,367            0.51%

Total                             319,549       30,055,265,253         100.00%
-------------------------------------------------------------------------------


---------------------------------------------------------------------
NR Current Existing Borrowers' SVR                 6.84%

Effective Date of Change                     1 September 2004
---------------------------------------------------------------------

Notes    Granite Master Issuer plc - Series 2005-1

-------------------------------------------------------------------------------
                 Outstanding            Rating         Reference Rate    Margin
                                   Moodys/S&P/Fitch

Series 1

A1               $685,714,000        Aaa/AAA/AAA           3.04%         0.04%

A2         (euro) 857,142,000        Aaa/AAA/AAA           2.18%         0.04%

A3             $1,100,000,000        Aaa/AAA/AAA           3.13%         0.08%

A4             $1,100,000,000        Aaa/AAA/AAA           3.15%         0.10%

A5       (euro) 1,500,000,000        Aaa/AAA/AAA           2.23%         0.09%

A6           (GBP)750,000,000        Aaa/AAA/AAA           5.11%         0.12%

B1                $60,500,000         Aa3/AA/AA            3.18%         0.13%

B2          (euro) 80,000,000         Aa3/AA/AA            2.33%         0.19%

B3            (GBP)55,000,000         Aa3/AA/AA            5.18%         0.19%

M1                $65,000,000          A2/A/A              3.28%         0.23%

M2          (euro) 79,000,000          A2/A/A              2.42%         0.28%

M3            (GBP)55,000,000          A2/A/A              5.27%         0.28%

C2         (euro) 139,000,000       Baa2/BBB/BBB           2.696%        0.56%

C3            (GBP)60,000,000       Baa2/BBB/BBB           5.55%         0.56%
-------------------------------------------------------------------------------

Notes    Granite Master Issuer plc - Series 2005-2

-------------------------------------------------------------------------------
                 Outstanding            Rating         Reference Rate    Margin
                                   Moodys/S&P/Fitch

Series 1

A1            $975,000,000.00        Aaa/AAA/AAA           3.12%         0.04%

A2        (GBP)200,000,000.00        Aaa/AAA/AAA           4.92%         0.05%

A3      (euro) 660,000,000.00        Aaa/AAA/AAA           2.18%         0.05%

A4            $800,000,000.00        Aaa/AAA/AAA           3.37%         0.08%

A5      (euro) 800,000,000.00        Aaa/AAA/AAA           2.27%         0.14%

A6          $1,250,000,000.00        Aaa/AAA/AAA           3.42%         0.13%

A7        (GBP)530,200,000.00        Aaa/AAA/AAA           5.03%         0.16%

A8        (GBP)250,000,000.00        Aaa/AAA/AAA           5.03%         0.16%

B1             $90,000,000.00         Aa3/AA/AA            3.43%         0.14%

B2       (euro) 62,000,000.00         Aa3/AA/AA            2.33%         0.20%

B3         (GBP)35,100,000.00         Aa3/AA/AA            5.07%         0.20%

M1             $95,000,000.00           A2/A/A             3.53%         0.24%

M2       (euro) 70,000,000.00           A2/A/A             2.43%         0.30%

M3         (GBP)28,100,000.00           A2/A/A             5.19%         0.32%

C1             $90,000,000.00       Baa2/BBB/BBB           3.79%         0.50%

C2      (euro) 131,700,000.00       Baa2/BBB/BBB           2.68%         0.55%
-------------------------------------------------------------------------------


Credit Enhancement

-------------------------------------------------------------------------------
                                                         % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)            (GBP)542,329,266       6.46%

Class C Notes ((GBP) Equivalent)                  (GBP)296,552,943       3.53%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                           % of Funding 2 Share

Class B and M Notes ((GBP) Equivalent)            (GBP)542,329,266       6.58%

Class C Notes ((GBP) Equivalent)                  (GBP)296,552,943       3.60%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Programme Reserve Required Percent                                      1.65%

Programme Reserve Required Amount                 (GBP)138,563,551      1.68%

Balance Brought Forward                            (GBP)72,116,455      0.88%

Drawings this Period                                   (GBP)0           0.00%

 *Additions this period                            (GBP)66,447,096      0.81%

Excess Spread this Period                              (GBP)0           0.00%

Current Balance of Funding 2 & Granite
Master Issuer Reserve Fund                        (GBP)138,563,551      1.68%
-------------------------------------------------------------------------------
* The additional amount of (GBP)66.5m is in respect of the addition of Series 2005-2.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)8 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)8 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.